UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte
CEP 13088-140 - Parque São Quirino, Campinas - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Publicly-held Company

CNPJ 02.429.144/0001-93 - NIRE 35.300.186.133

MATERIAL FACT

CPFL Energia S.A. (“Company”), in compliance with the provisions of article 157, paragraph 4, of Law No. 6404/76, and the CVM Instruction No. 358/02, and, following the material fact disclosed on April 2, 2019, hereby informs its shareholders and the market in general that, in connection with the request presented by the Company and its controlling shareholder, B3 S.A. – Brasil, Bolsa, Balcão has approved (i) the extension of the deadline for the fulfillment of the obligation to reestablish its minimum free float until October 31, 2019 and (ii) in view of the current context of distribution of the corporate capital of the Company, to exceptionally treat it as a company newly listed on the Novo Mercado listing segment, for purposes of Art. 10, § 1st, of the Novo Mercado Rules, so that the intended follow on offering of the Company’s shares result in free float of a minimum of 15% of the corporate capital.

The final evaluation and approval by the Company's management regarding the launch of such offer, as well as the definition of its terms and conditions, are still pending.

The Company will keep the market and its shareholders informed of any relevant updates regarding the matters discussed herein.

This material fact is not an offer of securities for sale in Brazil or the United States; securities may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act of 1933. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the company and management, as well as financial statements.

Campinas, April 22, 2019

YueHui Pan

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 22, 2019

CPFL ENERGIA S.A.

By:	/S/ YueHui Pan
Name: Title:	YueHui Pan Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.